September 12, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:                             CIM Commercial Trust Corporation—Item 4.01 on Form 8-K (File No. 001-13610)

William H. Demarest IV

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of CIM Commercial Trust Corporation (the “Company”), I am writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 9, 2014 (the “comment letter”) relating to the above-referenced Form 8-K filed on September 9, 2014 (the “Form 8-K”).

For your convenience, I have retyped the text of the comment letter in italics below.

Comment

We note that you engaged your new auditor on September 8, 2014; having dismissed your former auditor on March 11, 2014. Please tell us if the financial statements in your Forms 10-Q filed May 12, 2014 and August 11, 2014 were reviewed by an independent accountant. If so, tell us why you did not file a Form 8-K relating to either the engagement or the dismissal of such accountant.

The Company’s financial statements (the “Financial Statements”) contained in the Forms 10-Q filed May 12, 2014 and August 11, 2014 were reviewed by Deloitte & Touche LLP (“Deloitte”), an accounting firm registered with the PCAOB.  The Company retained Deloitte to review the Financial Statements in accordance with Article 10 of Regulation S-X.  The results of the review were shared with management, the Audit Committee and the Board of Directors.

The Company did not retain Deloitte to audit any financial statements.  Deloitte’s engagement was limited to the reviews described above.  Item 4.01 requires the filing of a Form 8-K in connection with the engagement of an independent accountant to audit the registrant’s financial statements or the resignation or dismissal of an independent accountant who has been engaged to audit the registrant’s financial statements.  Since the Company did not retain Deloitte as its auditor, the Company believes that no Form 8-K was required in connection with the review engagement described above or the completion by Deloitte of that engagement.  Further, the Company did not consider the engagement of Deloitte for this limited purpose as material information to investors at the time since the Company recognized that (i) it would have to file a Form 8-K once it actually appointed an auditor and (ii) such auditor would be appointed prior to the end of 2014.

In connection with responding to the comments of the Staff, the Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please call me at (323) 860-7413 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ David Thompson

David Thompson